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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:05 09 May 2025

RNS Number : 9741H
Unilever PLC
09 May 2025

TRANSACTIONS IN OWN SECURITIES

09 May 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	08 May 2025
Number of ordinary shares purchased:	50,000
Highest price paid per share:	GBP 47.7500
Lowest price paid per share:	GBP 47.0600
Volume weighted average price paid per share:	GBP 47.3816

Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 67,646,885 of its ordinary share and has 2,500,900,934 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBP)**	**Aggregated volum**
LSE	47.3816	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the
Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
32	47.69	XLON	0
155	47.69	XLON	0
44	47.69	XLON	0
313	47.69	XLON	0
421	47.68	XLON	0
638	47.66	XLON	0
214	47.67	XLON	0
213	47.67	XLON	0
27	47.67	XLON	0
165	47.67	XLON	0
190	47.71	XLON	0
189	47.71	XLON	0
153	47.71	XLON	0
80	47.73	XLON	0
145	47.73	XLON	0
64	47.71	XLON	0

200	47.72	XLON	0
82	47.72	XLON	0
225	47.72	XLON	0
206	47.65	XLON	0
189	47.66	XLON	0
190	47.65	XLON	0
202	47.69	XLON	0
197	47.70	XLON	0
191	47.68	XLON	0
85	47.59	XLON	0
85	47.59	XLON	0
100	47.59	XLON	0
59	47.59	XLON	0
224	47.62	XLON	0
210	47.61	XLON	0
192	47.61	XLON	1
202	47.62	XLON	1
190	47.60	XLON	1
200	47.64	XLON	1
193	47.65	XLON	1
96	47.64	XLON	1
100	47.64	XLON	1
193	47.64	XLON	1
56	47.64	XLON	1
232	47.67	XLON	1
238	47.68	XLON	1
109	47.75	XLON	1
168	47.75	XLON	1
102	47.73	XLON	1
181	47.73	XLON	1
232	47.73	XLON	1
100	47.71	XLON	1
244	47.66	XLON	1
233	47.61	XLON	1
180	47.64	XLON	1
9	47.64	XLON	1
206	47.63	XLON	1
88	47.64	XLON	1
101	47.64	XLON	1
205	47.64	XLON	1

201	47.69	XLON	1
196	47.72	XLON	1
189	47.69	XLON	1
201	47.63	XLON	1
194	47.61	XLON	1
195	47.63	XLON	1
192	47.61	XLON	1
42	47.58	XLON	1
241	47.64	XLON	1
201	47.62	XLON	1
249	47.61	XLON	1
218	47.63	XLON	1
204	47.60	XLON	1
195	47.66	XLON	1
195	47.66	XLON	1
125	47.63	XLON	1
225	47.67	XLON	1
211	47.70	XLON	1
196	47.72	XLON	1
192	47.60	XLON	1
190	47.56	XLON	1
193	47.60	XLON	1
194	47.57	XLON	1
197	47.56	XLON	1
1	47.54	XLON	1
196	47.54	XLON	1
190	47.54	XLON	1
104	47.56	XLON	1
237	47.56	XLON	1:
213	47.52	XLON	1:
206	47.51	XLON	1:
206	47.49	XLON	1:
197	47.50	XLON	1:
194	47.47	XLON	1:
189	47.45	XLON	1:
195	47.45	XLON	1:
191	47.46	XLON	1:
198	47.52	XLON	1:
195	47.52	XLON	1:
195	47.48	XLON	1:

196 47.44 XLON 13 189 47.44 XLON 13 189 47.43 XLON 13 193 47.40 XLON 13 171 47.44 XLON 13 27 47.44 XLON 13 190 47.46 XLON 13 194 47.44 XLON 13 190 47.42 XLON 13 189 47.45 XLON 13 200 47.45 XLON 13 197 47.50 XLON 13 190 47.46 XLON 13 197 47.41 XLON 13 193 47.45 XLON 13 197 47.40 XLON 13 39 47.35 XLON 13 151 47.35 XLON 13 191 47.35 XLON 13 189 47.35 XLON 13 195 47.32 XLON 13 192 47.29 XLON 14 147 47.30 XLON 14 50 47.30 XLON 14 199 47.28 XLON 14 193 47.27 XLON 14 197 47.31 XLON 14 195 47.31 XLON 14 193 47.29 XLON 14 190 47.29 XLON 14 64 47.27 XLON 14 198 47.24 XLON 14 33 47.21 XLON 14 236 47.21 XLON 14 231 47.23 XLON 14 203 47.25 XLON 14 202 47.27 XLON 14 126 47.27 XLON 14 76 47.27 XLON 14 152 47.28 XLON 14 59 47.28 XLON 14 217 47.33 XLON 14 219 47.30 XLON 14 184 47.31 XLON 14 24 47.31 XLON 14 202 47.31 XLON 14 210 47.28 XLON 14 14 47.28 XLON 14 231 47.28 XLON 14 207 47.26 XLON 14 214 47.26 XLON 14 158 47.26 XLON 14 43 47.26 XLON 14 62 47.23 XLON 14 145 47.23 XLON 14 200 47.24 XLON 14 191 47.23 XLON 14 199 47.22 XLON 14 100 47.23 XLON 14 112 47.23 XLON 14 192 47.21 XLON 14 22 47.21 XLON 14 202 47.21 XLON 14 23 47.21 XLON 14 132 47.21 XLON 14 81 47.21 XLON 14 218 47.19 XLON 14 190 47.20 XLON 14 194 47.26 XLON 14 192 47.26 XLON 14 196 47.25 XLON 14 151 47.27 XLON 14 54 47.27 XLON 14 208 47.25 XLON 14 225 47.28 XLON 14 213 47.29 XLON 14 208 47.30 XLON 14 199 47.32 XLON 14 206 47.29 XLON 14 33 47.27 XLON 14 168 47.27 XLON 14 218 47.29 XLON 14 190 47.29 XLON 14 213 47.32 XLON 14 29 47.30 XLON 14 171 47.30 XLON 14 100 47.28 XLON 14 245 47.30 XLON 15 10 47.30 XLON 15 30 47.28 XLON 15 100 47.28 XLON 15 191 47.29 XLON 15 190 47.30 XLON 15 194 47.28 XLON 15 215 47.28 XLON 15 197 47.26 XLON 15 214 47.25 XLON 15 217 47.27 XLON 15 204 47.27 XLON 15 212 47.25 XLON 15 202 47.25 XLON 15 158 47.23 XLON 15 45 47.23 XLON 15 190 47.25 XLON 15 156 47.25 XLON 15 36 47.31 XLON 15 174 47.31 XLON 15 151 47.35 XLON 15 174 47.35 XLON 15 270 47.35 XLON 15 342 47.37 XLON 15 299 47.35 XLON 15 211 47.33 XLON 15 206 47.35 XLON 15 150 47.36 XLON 15 55 47.36 XLON 15 201 47.36 XLON 15 5 47.36 XLON 15 206 47.40 XLON 15 252 47.40 XLON 15 349 47.40 XLON 15 207 47.38 XLON 15 203 47.36 XLON 15 310 47.34 XLON 15 366 47.33 XLON 15 312 47.28 XLON 15 332 47.27 XLON 15 332 47.28 XLON 15 229 47.28 XLON 15 5 47.28 XLON 15 30 47.28 XLON 15 159 47.28 XLON 15 111 47.26 XLON 15 124 47.26 XLON 15 226 47.26 XLON 15 243 47.26 XLON 15 38 47.26 XLON 15 210 47.25 XLON 15 51 47.25 XLON 15 198 47.24 XLON 15 204 47.22 XLON 15 282 47.22 XLON 15 197 47.20 XLON 15 283 47.20 XLON 15 91 47.20 XLON 15 154 47.20 XLON 15 249 47.20 XLON 16 50 47.20 XLON 16 320 47.18 XLON 16 39 47.12 XLON 16 286 47.12 XLON 16 199 47.11 XLON 16 100 47.11 XLON 16 191 47.10 XLON 16 118 47.10 XLON 16 7 47.13 XLON 16 242 47.13 XLON 16 83 47.13 XLON 16 58 47.13 XLON 16 269 47.13 XLON 16

342 47.09 XLON 16 350 47.10 XLON 16 338 47.10 XLON 16 329 47.10 XLON 16 344 47.09 XLON 16 335 47.09 XLON 16 348 47.08 XLON 16 257 47.08 XLON 16 6 47.08 XLON 16 282 47.07 XLON 16 10 47.07 XLON 16 14 47.07 XLON 16 1 47.07 XLON 16 1 47.07 XLON 16 298 47.07 XLON 16 315 47.06 XLON 16 171 47.07 XLON 16 140 47.07 XLON 16 334 47.06 XLON 16 223 47.10 XLON 16 269 47.09 XLON 16 276 47.09 XLON 16 205 47.06 XLON 16 240 47.06 XLON 16 39 47.06 XLON 16 24 47.06 XLON 16 79 47.08 XLON 16 227 47.08 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.